SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

AMENDMENT TO

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as Nuveen Build America Bond Term Fund) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such amendment to its notification of registration submits the following information:

Name:     Nuveen Build America Bond Fund

Address of Principal Business Office:

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number: (800) 257-8787

Name and address of agent for service of process:

Kevin J. McCarthy, Esq.

Vice President and Secretary

Nuveen Build America Bond Term Fund

333 West Wacker Drive

Chicago, Illinois 60606

With copies to:

Stacy H. Winick

K&L Gates LLP

1601 K. Street, N.W.

Washington, DC 20006

Eric F. Fess

Chapman and Cutler

111 W. Monroe

Chicago, Illinois 60603

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:     ☒ YES ☐ NO

SIGNATURE

A copy of the Amended and Restated Agreement and Declaration of Trust of Nuveen Build America Bond Fund (the “Fund”) is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by an officer or Trustee of the Fund in his or her capacity as an officer or Trustee of the Fund and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Fund.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 26 of March, 2010.

Nuveen Build America Bond Fund

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman, Chief Administrative Officer

/s/ Kevin J. McCarthy
Kevin J. McCarthy, Vice President and Secretary

Attest:	/s/ Virginia L. O’Neal
Virginia L. O’Neal